UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           THE MIDDLETON DOLL COMPANY
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                                (Name of Issuer)

 Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
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                         (Title of Class of Securities)

                                    59669P201
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                                 (CUSIP Number)

                                Richard Margolin
                               488 Berkeley Avenue
                         South Orange, New Jersey 07079
                                 (973) 275-5089
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2007
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    59669P201
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Richard Margolin
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  PF

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable

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  6)   Citizenship or Place of Organization:    United States

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        Number of                     7) Sole Voting Power:              31,748
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:         31,748
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0
                                         ---------------------------------------
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    31,748

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 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     8.4%
--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions):     IN
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


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

Item 3 is hereby amended by adding the following at the end thereof:

          The Shares purchased by Mr. Margolin (or members of Mr. Margolin's immediate family) were purchased with the personal funds of Mr. Margolin (or members of Mr. Margolin's immediate family). The aggregate amount of funds used in making all purchases since the date of event which required filing of the
Schedule 13D was approximately $76,931.50 (including brokerage commissions).


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon the Company's most recent Form 10-QSB for the quarterly period ended June 30, 2007 filed with the SEC on August 14, 2007, there were 414,617 Shares issued and outstanding as of June 30, 2007. Based upon the Tender Offer Statement on Schedule TO filed by the Company with the SEC on August 15, 2007, as amended on September 19, 2007, the Company purchased 38,827 Shares. As of October 10, 2007, Mr. Margolin beneficially owned (and had the sole power to vote and dispose of) 31,748 Shares, or approximately 8.4% of the Shares issued and outstanding as of that date.

          As of October 10, 2007, Mr. Margolin also beneficially owned (and had the sole power to vote and dispose of) 255,472 shares of the Company's common stock, or approximately 6.7% of the Company's common stock issued and outstanding as of that date. Mr. Margolin, in his capacity as the holder of sole voting and investment authority of more than 5% of the common stock of the Company pursuant to Reg. 13d-3, separately files statements pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, with respect to the Company's common shares.

          The  following   table  details  the   transactions  by  Mr.  Margolin
(including  immediate family members of Mr. Margolin) in Shares during the sixty
(60) days on or prior to October 10, 2007:


          Date               Quantity         Price        Type of Transaction
          ----               --------         -----        -------------------
    October 10, 2007          1,195           $15.00       Open Market Purchase


          Except for the transactions listed and described above, neither Mr. Margolin (including immediate family members of Mr. Margolin), any entity for which Mr. Margolin serves as investment advisor, nor any person or entity controlled by Mr. Margolin has traded Shares during the sixty (60) days on or prior to October 10, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   October 12, 2007


                                   /s/ Richard Margolin
                                   ---------------------------------------------
                                   Richard Margolin



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).